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                                                                    Exhibit 99.2
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                                                                    NEWS RELEASE


                                 PRESS RELEASE



                                                           For immediate release


                   PHOENIX INTERNATIONAL AND CURAGEN LAUNCH
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                          TRANSGENIC RESEARCH PROGRAM
                          ---------------------------

Montreal, Quebec -- January 10, 2000 - Phoenix International Life Sciences (NASDAQ:PHXI; TSE:PHX), one of the world's leading contract research organizations, today announced a transgenics science-based genomics research program between its subsidiary DNX Transgenic Sciences of Cranbury, NJ and CuraGen Corporation of New Haven, CT (NASDAQ: CRGN), an integrated genomics-based drug discovery and development company.

Under the terms of the agreement, Phoenix International's DNX Transgenic Sciences subsidiary will develop transgenic mice based upon a large number of novel gene constructs provided by CuraGen. CuraGen will utilize these mice to identify novel therapeutic protein drugs appropriate for further development.

"We are eager to begin working with a genomics focused company like CuraGen in applying our high capacity transgenic capabilities to the drug development process. Our new facilities in Cranbury are well suited for such high throughput efforts," said Mark Swanson, Vice President-Transgenic Sciences. "With only about 5,000 human genes characterized to date and an estimated 140,000 total human genes soon to be identified, we are preparing for many more contracts of this type."

"This agreement strengthens CuraGen's ability to deduce the therapeutic utility of proprietary genes identified through CuraGen's suite of genomics technologies and databases," stated Henri Lichenstein, Ph.D., Director of Drug Development for CuraGen. "We look forward to utilizing the proven technology of transgenic mice to accelerate CuraGen's internal protein therapeutic drug program."

Throughout the duration of the 3-year research agreement, CuraGen will fund the development and characterization of transgenic mice from at least 45 unique gene constructs. DNX and CuraGen will jointly genotype, select and characterize over 135 transgenic mouse lines in a flexible collaborative research program. The transgenic research will take place in DNX's newly expanded research facilities in Cranbury, NJ. The use of transgenic animal science has become an important genomics tool to assist in the identification of novel protein therapeutics and targets for pharmaceutical intervention.

CuraGen Corporation is advancing the discovery and development of pharmaceutical and life science products through the systematic application of genomics. CuraGen's fully integrated, Internet-based genomics technologies, services, and information systems are designed to rapidly generate comprehensive information about genes, human genetic variations, gene expression, biological pathways, and potential products that affect these pathways. CuraGen's strategic collaborators include Abgenix, Biogen, COR Therapeutics, Genentech, Glaxo Wellcome, Hoffmann-La Roche, Pioneer Hi-Bred International, and Roche Vitamins. The Company employs approximately
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300 people and is headquartered in New Haven, CT, with additional facilities in
Branford, CT and Alachua, FL. Additional Company information is available at www.curagen.com.
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DNX Transgenic Sciences, a wholly owned subsidiary of Phoenix International Life
Sciences, is a contract research organization providing transgenic animal technologies to the worldwide biomedical research community. DNX integrates its proprietary transgenic and gene targeting technologies, molecular biology, animal science, and phenotypic analysis capabilities into customized research programs for its clients to assist in the identification of new drug targets and novel protein therapeutics and to provide specifically engineered animal models for evaluation of therapeutic strategies.

Phoenix International is one of the world's leading contract research organizations. The Company is a global leader in early stage pharmaceutical development and has a growing presence in late stage pharmacetical development. Headquarted in Montreal, Quebec, the Company employs over 2,000 people in 19 countries around the world. Phoenix International is on the worldwide web at www.pils.com.
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This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

For more information, please contact:
Analysts:
David Moszkowski, C.A.
Senior Vice President and Chief Financial Officer
Phoenix International Life Sciences, Inc.
Tel: (514) 333-0033, Fax: (514) 335-8351
E-mail: david.moszkowski@pils.com
        -------------------------

Media:
Richard Gareau
Director of Communications
Phoenix International Life Sciences, Inc.
Tel: (514) 333-0033, Fax: (514) 335-8351
E-mail: richard.gareau@pils.com
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Mark R. Vincent
Director, Corporate Communications
mvincent@curagen.com
CuraGen Corporation
1-888-GENOMICS
www.curagen.com
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